Exhibit 99.1

I-Mab Provides Updates on Status under Holding Foreign Companies Accountable Act

SHANGHAI and GAITHERSBURG, MD. May 5, 2022 – I-Mab (“I-Mab” or the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, today provided updates on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company is aware that the U.S. Securities and Exchange Commission (the “SEC”) provisionally identified I-Mab as a “Commission-Identified Issuer” after the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022, which included an audit report issued by a public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect completely.

I-Mab understands that the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, which will not directly result in the delisting of the Company’s American Depositary Shares (“ADSs”) from Nasdaq. Pursuant to the HFCAA, the SEC will prohibit a company’s shares or ADSs from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the Company has been identified by the SEC for three consecutive years due to the PCAOB’s inability to inspect the registered public accounting firm’s working paper related to such company.

I-Mab is in the process of engaging a selected U.S.-based independent registered public accounting firm as its principal auditor that is subject to the inspection by the PCAOB. This firm also needs to comply with the applicable rules and regulations concerning information confidentiality and archives administration for compliance purposes in China. The Company aims to complete the engagement in the second half of 2022 and subsequent change of its principal auditor is expected to take place in conjunction with the filing of its annual report for the fiscal year ended December 31, 2022.

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biopharma company focused on the discovery, development and commercialization of novel and highly differentiated biologics for immuno-oncology diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s globally competitive pipeline of more than 20 clinical and preclinical-stage drug candidates is driven by its internal discovery and global partnerships for in-licensing, based on the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies. The Company is progressing from a clinical-stage biotech company into an innovative global specialty biopharmaceutical company with cutting-edge R&D capabilities, a world-class GMP manufacturing facility, and commercial capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou, Guangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://www.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter, and WeChat.

Forward Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and “aims.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

John Long Chief Financial Officer IR@i-mabbiopharma.com	Gigi Feng Chief Communications Officer PR@i-mabbiopharma.com

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363